UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

BEAR STATE FINANCIAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

073844102

(CUSIP Number)

John H. Hendrix

2610 County Road 856

McKinney, Texas 75071

(972) 562-6178

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Randell J. Wright

P.O. Box 529

DeQueen, Arkansas 71832

 June 13, 2014

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.             073844102

1	NAME OF REPORTING PERSONS John H. Hendrix
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,451,276
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,255,120 (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,451,276
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,255,120 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,706,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%(2) of Common Stock
14	TYPE OF REPORTING PERSON IN
(1)

Includes (i) 1,047,190 shares of common stock of Bear State Financial, Inc. (the “Company”) owned by John H. Hendrix Corp. and (ii) 207,930 shares of common stock of the Company owned by John H. Hendrix Revocable Trust.

(2)	Based upon 30,026,744 shares of common stock of the Company issued and outstanding following consummation of the Merger (as defined below).

SCHEDULE 13D

Item 1.    Security and Issuer

This Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Bear State Financial, Inc., an Arkansas corporation (the “Company”). The Company’s principal executive offices are located at 900 S. Shackleford, Suite 401, Little Rock, Arkansas 72211.

Item 2.     Identity and Background

(a)     This Statement is being filed by John H. Hendrix.

(b)      The business address of Mr. Hendrix is 110 N. Marienfeld Street, Suite 400, Midland, Texas 79701.

(c)     Mr. Hendrix principal occupation is serving as the majority shareholder and President of John H. Hendrix Corp., a Texas corporation (the “Corporation”), an independent oil and gas producer operating in five states. The business address of the Corporation is 110 N. Marienfeld Street, Suite 400, Midland, Texas 79701. Additionally, until closing of the Merger discussed in Item 3 of this Statement, Mr. Hendrix was, by and through his affiliates, the majority shareholder and served as the Chairman of the Board of Directors of First National Security Company, an Arkansas corporation and registered bank holding company (“FNSC”), whose business address was 135 Section Line Road, Hot Springs, Arkansas 71903.

(d)     During the last five years, Mr. Hendrix has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, Mr. Hendrix has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Hendrix is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

On July 1, 2013, FNSC entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company, pursuant to which FNSC would merge with and into the Company with the Company surviving (the “Merger”). On June 13, 2014, the Merger was consummated. Pursuant to the Merger Agreement, shareholders of FNSC received, in aggregate, 6,252,400 shares of Common Stock and $74 million in cash in exchange for their shares of FNSC common stock. As a result of the Merger, Mr. Hendrix acquired beneficial ownership of 2,706,396 shares of Common Stock.

Item 4.     Purpose of Transaction

      Mr. Hendrix acquired the shares of Common Stock reported in this Statement pursuant to the Merger Agreement. Mr. Hendrix does not have any current plans or proposals that relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Mr. Hendrix reserves the right to change his intention with respect to any or all of the matters referred to in such Item of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

(a)     As of the date of this Statement, Mr. Hendrix beneficially owned 2,706,396 shares of Common Stock, which represents 9.0% of the outstanding Common Stock, including:

●	1,451,276 shares directly owned by Mr. Hendrix in his personal capacity.

●

1,047,190 shares owned by the Corporation. By virtue of his position as the majority stockholder and President of the Corporation, Mr. Hendrix has voting and dispositive power with respect to the Common Stock directly held by the Corporation and therefore is deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by the Corporation.

●

207,930 shares owned by the John H. Hendrix Revocable Trust (the “Trust”), of which Mr. Hendrix is co-trustee. By virtue of his position as co-trustee of the Trust, Mr. Hendrix has voting and dispositive power with respect to the Common Stock directly held by the Trust and therefore is deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by the Trust.

Mr. Hendrix may also be deemed the beneficial owner of 17,400 shares of Common Stock owned by his spouse, Carol Weiss Hendrix. However, Mr. Hendrix disclaims beneficial ownership of such shares, and this Statement shall not be deemed an admission that he is the beneficial owner of such shares for purposes of Section 13 of the Act or for any other purpose.

(b)      Mr. Hendrix has sole voting and dispositive power over all shares of shares of Common Stock held in his personal capacity. Mr. Hendrix and his spouse are co-trustees of the Trustee, and each have the power to vote and dispose of all securities, including the shares of Common Stock, held by the Trust. As such, Mr. Hendrix and his spouse are deemed to have shared voting and dispositive power with respect to the Trust’s shares of Common Stock. The president of the Corporation, by the powers delegated to him by the board of directors and the governing documents of the Corporation, has the exclusive right to do all things on behalf of the Corporation necessary to manage, conduct, control and operate its business, including the right to vote or to dispose of all securities, including the shares of Common Stock, held by the Corporation. Mr. Hendrix, as the Corporation’s president, has the power to vote and to dispose of the Corporation’s shares of Common Stock. As such, Mr. Hendrix and the Corporation are deemed to have shared voting and dispositive power with respect to the Corporation’s shares of Common Stock.

(c)      The Merger was consummated on June 13, 2014.

(d)      No person other than Mr. Hendrix is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock owned by Mr. Hendrix in his personal capacity or by the Corporation. However, Mr. Hendrix’s spouse, as co-trustee of the Trust, is deemed to have the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock owned by the Trust.

(e)     Not applicable.

 Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.     Material to be Filed as Exhibits

A.

Agreement and Plan of Merger by and between the Company and FNSC, dated July 1, 2013 (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 3, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 23, 2014

/s/ John H. Hendrix

John H. Hendrix